Exhibit 99.1

Obsidian Energy Announces an Extension and Updates to its Syndicated Credit Facility

CALGARY, February, 27, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the extension of the Company’s syndicated credit facility with the underlying borrowing base and amount available under the syndicated credit facility set at $550 million and $450 million, respectively, subject to specific items being amended as discussed below. The amount available under the syndicated credit facility has been reduced by $10 million to the aforementioned $450 million level. Additional terms in the amending agreement are as follows:

•	the revolving period under the agreement has been extended to May 31, 2021 with the end date of the term period extended to November 30, 2021;

•

a revolving period reconfirmation date will occur on June 22, 2020, whereby the lenders may accelerate the end date of the revolving period to June 30, 2020 with the end date of the term period also concurrently accelerated to April 1, 2021; and

•	the next scheduled borrowing base redetermination will occur on November 30, 2020.

The May 31, 2021 revolving period and corresponding November 30, 2021 term periods described above may be accelerated if by March 4, 2020, the following terms are not met:

•	the maturity dates of the Company’s outstanding senior notes due on March 16, 2020, May 29, 2020 and December 2, 2020, totaling US$27 million, have been extended to at least November 30, 2021;

•

the net rent amount payable under the Company’s office lease will not exceed an aggregate amount of $10 million per annum for the years 2020 through 2024 and $833,333 for the month of January 2025, when the lease expires; and

•	the building landlord has agreed to indemnify the Company on all existing subleases.

Failure to satisfy the above terms on or before March 4, 2020 will result in an acceleration of the end date of the revolving period to March 4, 2020 and the end date of the term period to April 1, 2021.

The Company is in active negotiations with our noteholders and building landlord on these outstanding items in order to finalize the extension.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the expected amount available under the syndicated credit facility, the revolving reconfirmation dates and term period; the specific terms which need to be amended including the senior notes and rent payable under the office lease; and expected impact to the credit facility if those terms are not obtained.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; other than noted herein, our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange (symbol “OBE”) and New York Stock Exchange (symbol “OBE.BC”). All figures are in Canadian dollars unless otherwise stated.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com